UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-26954

                            CUSIP NUMBER 209029 10 7

                                  (Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended:   December 31, 1996

     [ ] Transition  Report  on Form 10-K
     [ ] Transition  Report  on Form 20-F
     [ ] Transition  Report  on Form  11-K
     [ ] Transition  Report  on Form 10-Q
     [ ] Transition  Report  on Form N-SAR
     For the Transition Period Ended: _____________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
                                       N/A
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:  Consolidated Delivery & Logistics, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number) Mack Center IV
                                                          61 South Paramus Road

City, State and Zip Code                               Paramus, New Jersey 07652


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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or calendar day following the prescribed due date; and subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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         State below in reasonable  detail the reasons why Forms 10-K, 20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Consolidated Delivery & Logistics, Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K") within the time period prescribed for such report without unreasonable effort or expense for the reasons described below. The Company and certain of its subsidiaries are parties to a Credit Agreement, dated as of May 31, 1996 (the "Credit Agreement"), with Summit Bank and Mellon Bank, N.A. as co-agents for the banks party thereto (collectively, the "Banks"), pursuant to which the Banks have provided the Company with a working capital facility (the "Facility"). As a result of the Company's previously announced losses during 1996, as of December 31, 1996, the Company was in violation of certain of the financial covenants contained in the Credit Agreement, including leverage, interest and fixed charge coverage ratios. As a result of such covenant defaults, the Banks have the right, among other things, to accelerate the indebtedness outstanding under the Facility and to foreclose on the collateral securing such indebtedness. The Company is currently seeking a waiver of the defaults from the Banks pursuant to which, among other things, the Banks would agree not to accelerate the amounts outstanding under the Facility or to exercise their remedies under the Credit Agreement for some period of time. While the Company has been negotiating with the Banks with respect to the terms of such a waiver and forbearance since approximately February 26, 1997 as of the date hereof no agreement has been reached as to the terms thereof. Depending on the outcome of the negotiations between the Company and the Banks, certain changes may be required in the Notes to the Company's 1996 consolidated financial statements. The Company anticipates that an agreement with the Banks will be finalized prior to April 15, 1997, however, there can be no assurance that the Company will be able to achieve such an agreement with the Banks.


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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

    Joseph G. Wojak, Chief Financial Officer                   (201) 291-1900
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                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As previously announced, the Company reported a loss of $683,000, or $.10 per share, for the year ended December 31, 1996 on consolidated revenues of $171,049,000, compared to a net loss of $195,000, or $.10 per share, for the same period in 1995, when the Company reported revenues of $39,036,000. The principal reason for the significant change in the Company's results of operations was an increase in Selling, General and Administrative Expenses.

                     Consolidated Delivery & Logistics, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1997            By_______________________________________________
                                            Name:    Joseph G. Wojak
                                            Title:   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
     Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).